                                                                    Exhibit 99.1

(TECHFAITHWIRELESS LOGO)

      TECHFAITH REPORTS FOURTH QUARTER AND FULL YEAR 2008 FINANCIAL RESULTS

Highlights:

     - Fourth quarter revenues increased by 2.1% from the third quarter of 2008 and by 13.5% year-over-year to US$51.9 million.

     - Full year 2008 revenue increased by 45.6% year-over-year to US$208.9 million.

     - Full year 2008 gross profit grew by 7.0% year-over-year to US$41.4 million.

BEIJING, CHINA, MARCH, 10, 2009 - China Techfaith Wireless Communication Technology Limited (NASDAQ: CNTF) ("TechFaith"), an original developed product
(ODP) company focused on research and development of cell phone solutions, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2008.

For the fourth quarter of 2008, TechFaith reported total revenues of US$51.9 million, representing a 13.5% increase from US$45.7 million for the same period in 2007 and a 2.1% increase from US$50.8 million in the third quarter of 2008. Gross profit for the fourth quarter of 2008 was US$8.4 million, down from US$14.3 million for the same period last year and down from US$9.3 million in the previous quarter. Gross margin for the fourth quarter of 2008 was 16.2%, compared to 31.3% for the fourth quarter of 2007 and 18.4% in the previous quarter. The decline in gross profit and gross margin was mainly due to the weak market environment and intensified price competition. Operating expense for the quarter was US$8.2 million, down from US$12.3 million for the year ago period and down from US$11.4 million in the previous quarter. The decrease in operating expenses was mainly attributed to continued cost cutting measures which included reducing the workforce and improving R&D efficiency. Net income for the fourth quarter of 2008 was US$0.8 million, or US$0.02 per weighted average outstanding ADS (basic and diluted), compared to a net income of US$3.2 million, or US$0.07 per weighted average outstanding ADS (basic and diluted) in the same period in 2007. Prompted by the decline of its share price in 2008, TechFaith performed an impairment test on all its long-lived fixed assets in accordance with FAS 144. As a result, the company recorded an impairment loss of approximately US$0.9 million in the fourth quarter of 2008. No impairment loss was reported in 2007.

For the full year ended December 31, 2008, TechFaith reported total revenue of US$208.9 million, representing a 45.6% increase from US$143.4 million for full year 2007. Gross profit for the full year 2008 was US$41.4 million, an increase of $2.7 million, or 7.0% compared to the full year 2007. Net income for the full year 2008 was US$8.0 million, or US$0.18 per weighted average outstanding ADS (basic and diluted), compared to a net loss of US$3.3 million, or US$0.08 per weighted average outstanding ADS (basic and diluted) for the full year 2007.

As part of our Sarbanes-Oxley compliance we have conducted an internal control assessment as of December 31, 2008. We have identified certain internal control deficiencies. The final results of our assessment of our internal controls will be disclosed in our annual report on Form 20-F for the year ended December 31, 2008.

Mr. Wilson Cai, the Deputy Chief Executive Officer of TechFaith, said, "Our ability in maintaining our market expansion in the fourth quarter and throughout 2008 in a very difficult global economic environment attests to our successful transformation from a handset design house to a full-range handset ODP provider. The diversity of our product offering combined with our sound execution and delivery in challenging market conditions continued to improve our market position both in China and internationally. We are pleased to see that our early efforts in cost-saving and in resource optimization have resulted in improved operating margin structure and R&D efficiency. And we are excited to report that, in 2008, One Net Entertainment Limited, our wholly-owned subsidiary spearheading TechFaith's effort in developing mobile gaming and related businesses, has made significant progress in operation infrastructure and product development."

Mr. Wilson Cai continued, "In the coming year, our focus remains on positioning TechFaith to be one of the most competitive and efficient handset ODP providers to the global market. We believe China's 3G initiatives represent exciting business opportunities and we are confident in our capability and experience to benefit from these opportunities. Our goal is to continue to strengthen our customer base by optimizing product offering across the full range of GSM/CDMA/EVDO/WCDMA/HSDPA and dual mode platforms and improving our products' speed-to-market. Management remains vigilant on cost saving and we strive to maintain and improve our profit margins through increased cooperation with our co-branding partners in China to promote and develop middle to high-end products to our international customers. Leveraging our design knowledge base, TechFaith aims to be a premier player in the smartphone segment based on Windows Mobile and Google Android operating systems."

Mr. Defu Dong, the Chairman and Chief Executive Officer of TechFaith, said, "I am extremely proud of the facts that we returned to profitability in 2008 despite all the internal and external hurdles that we had to face, and that we largely achieved a comprehensive change in our business model and an overhaul of our cost structure while maintaining positive working capital cash flow. However, this is not a moment to let down our guard. The year 2009 is shaping up to be another very challenging year, and our operating environment can definitely deteriorate further. Yet I believe we are making timely and appropriate strategic responses to the current difficult market conditions while keeping clear sights on a more profitable future when the global economy recovers. We will continue to focus on optimizing our cost structure and enhancing our product development efficiency."

Mr. Defu Dong continued, "On the other hand, current dislocations in our industry as a result of the global recession are creating business opportunities that would be rare in normal situations, and TechFaith will be actively pursuing these opportunities in a responsible way. A particularly bright spot in 2009 will be our new business effort, One Net Entertainment, which we expect to become profitable by the middle of 2009. The wireless mobile gaming platform www.798uu.com will be commercially launched in the second quarter of 2009; and one to two massively multiplayer online role-playing games will be in open beta very soon. With our product strength and through our efforts on both revenue opportunities and operating efficiency, I am confident that TechFaith will sustain profit growth in 2009."

TechFaith currently expects revenue to be in the range of US$45 million to US$49 million for the first quarter of 2009. This forecast reflects TechFaith's current and preliminary view, which is subject to change.

CONFERENCE CALL

TechFaith will hold a conference call on Monday, March 9, 2009 at 7:00 p.m. U.S. Eastern Time (Tuesday, March 10 at 7:00 a.m. China Standard Time) to discuss the results. The dial-in numbers for the live audio call are +1-800-510-9691 for U.S. domestic callers and +1-617-614-3453 for international callers. The conference call passcode is 64597864. A live webcast of the conference call will also be available on the investor section of China TechFaith's website at www.techfaithwireless.com.

A replay of the call will be available on Monday, March 9, 2009 at 8 p.m. U.S. Eastern Time (Tuesday, March 10 at 8 a.m. China Standard Time) through 12:00 a.m. U.S. Eastern Time (12 p.m. China Standard Time) on Tuesday, March 24, 2009 at www.techfaithwireless.com and by telephone at +1-888-286-8010 for US callers or +1-617-801-6888 for international callers. The passcode to access the replay is 44204729.

ABOUT TECHFAITH

TechFaith (NASDAQ:CNTF) is an original developed product provider focused on research and development of cell phone solutions. Based in China, TechFaith employs approximately 700 professionals, of whom approximately 90% are engineers. TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith's original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smartphones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.

With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, TechFaith's ability to effectively manage its business operations and control cost, loss of TechFaith's customers and claims against TechFaith due to defects in its designs or other reasons, TechFaith's limited insurance coverage and its exposure to product liability and product recall, TechFaith's ability to retain existing or attract additional domestic and international customers, TechFaith's earnings or margin declines, failure to compete against new and existing competitors, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, the global economic downturn, particularly a slowdown in the Chinese economy, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China:                                In the U.S.:
Jay Ji                                   Joseph Villalta/Ashleigh Barreto
China Techfaith Wireless Communication   The Ruth Group
Technology Limited                       Tel:+646-536-7003/7028
Tel: 86-10-5822-8390                     jvillalta@theruthgroup.com
ir@techfaith.cn                          abarreto@theruthgroup.com

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
  (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND PER SHARE/ADS DATA AND UNLESS
                               OTHERWISE STATED)

                                     THREE MONTHS        THREE MONTHS ENDED            TWELVE MONTHS ENDED
                                         ENDED              DECEMBER 31                    DECEMBER 31
                                     SEPTEMBER 30   ---------------------------   ----------------------------
                                         2008           2007           2008           2007            2008
                                     ------------   ------------   ------------   -------------   ------------
Revenues:
Design fees                          $      1,051   $      5,314   $      6,517   $      26,042   $     15,488
Royalty income                                166          1,059            181           7,772          1,158
Component sales                               544            586            465           7,854          2,260
Product sales                              49,036         38,697         44,687         101,723        189,727
Service income                                 13             35              5              53            217
                                     ------------   ------------   ------------   -------------   ------------
Total net revenues                   $     50,810   $     45,691   $     51,855   $     143,444   $    208,850
Cost of revenues:
Design fees                          $      1,447   $      3,054   $      3,116   $      16,882   $      8,521
Component sales                               451          1,107            230           8,328          1,543
Product sales                              39,576         27,194         40,125          79,556        157,377
Service Cost                                   10             25              1              29             44
                                     ------------   ------------   ------------   -------------   ------------
Total cost of revenues               $     41,484   $     31,380   $     43,472   $     104,795   $    167,485
Gross Profit                         $      9,326   $     14,311   $      8,383   $      38,649   $     41,365
Operating expenses:
General and administrative           $      6,143   $      2,852   $      2,977   $      11,014   $     15,098
Research and development                    3,462          7,808          2,612          30,876         18,195
Selling and marketing                       1,676            868          1,668           3,422          5,497
Impairment of Long-lived Assets                --             --            880              --            880
Other operating expense                       200             --             --              --            200
Exchange loss (gain)                         (100)           790             40           2,128            455
                                     ------------   ------------   ------------   -------------   ------------
Total operating expenses             $     11,381   $     12,318   $      8,177   $      47,440   $     40,325
Other operating income                      2,136             81            825           1,734          5,524
(Loss) income from operations        $         81   $      2,074   $      1,031         ($7,057)  $      6,564
Interest expense                               (5)           (26)           (26)           (166)           (47)
Interest income                               405            849            295           3,871          1,616
Other income (expense), net                     4            121            (11)           (220)           (22)

Change in fair value of put option           (201)           (12)          (663)            (43)          (855)
                                     ------------   ------------   ------------   -------------   ------------
Income before income taxes           $        284   $      3,006   $        626         ($3,615)  $      7,256
Income tax                                    (21)            (3)           114              (6)            93
                                     ------------   ------------   ------------   -------------   ------------
Income before minority interests     $        263   $      3,003   $        740         ($3,621)  $      7,349
Minority interests                            188            223             84           1,200            652
Equity in loss of an affiliate                 --             --             --            (851)            --
                                     ------------   ------------   ------------   -------------   ------------
Net (loss) income                    $        451   $      3,226   $        824         ($3,272)  $      8,001
                                     ============   ============   ============   =============   ============
Net income per ordinary share
   Basic                             $         --   $         --   $         --          ($0.01)  $       0.01
                                     ============   ============   ============   =============   ============
   Diluted                           $         --   $         --   $         --          ($0.01)  $       0.01
                                     ============   ============   ============   =============   ============
Net income per ADS*
   Basic                             $       0.01   $       0.07   $       0.02          ($0.08)  $       0.18
                                     ============   ============   ============   =============   ============
   Diluted                           $       0.01   $       0.07   $       0.02          ($0.08)  $       0.18
                                     ============   ============   ============   =============   ============
Weighted average ordinary
   shares outstanding
   Basic                              650,027,078    649,902,047    650,034,590     649,807,421    649,972,306
                                     ============   ============   ============   =============   ============
   Diluted                            650,055,184    650,161,411    650,097,813     649,807,421    650,052,859
                                     ============   ============   ============   =============   ============

REVENUE BREAKOUT               1Q07      2Q07      3Q07      4Q07      1Q08      2Q08      3Q08      4Q08
--------------------------   -------   -------   -------   -------   -------   -------   -------   -------
DESIGN FEES
   International customers   $ 9,463   $ 4,811   $ 2,687   $ 2,415   $   625   $   271   $   138   $    --
   Domestic customers        $   655   $   374   $ 2,738   $ 2,899   $ 2,639   $ 4,385   $   913   $ 6,517
ROYALTY
   International customers   $   300   $   461   $   194   $   287   $    10   $    --   $    17   $    --
   Domestic customers        $ 1,851   $ 1,427   $   925   $   483   $   524   $   277   $   149   $   181
   Component vendors         $   644   $   750   $   161   $   289   $    --   $    --   $    --   $    --
COMPONENT AND PRODUCTS
   Smart Phone               $ 4,014   $ 6,557   $ 8,688   $17,185   $18,123   $26,979   $29,367   $25,483
   PCBA                      $ 2,149   $ 2,454   $   717   $    22   $    --   $    --   $   109   $    --
   Wireless module           $ 1,452   $ 7,202   $ 2,483   $ 1,377   $ 3,752   $ 1,220   $ 1,035   $ 1,324
   Feature phone             $ 3,787   $ 5,349   $18,153   $20,134   $23,156   $22,774   $18,525   $17,880
   Other component sales     $ 2,965   $ 2,642   $ 1,682   $   565   $   731   $   520   $   544   $   465
SERVICE INCOME               $    --   $    --   $    18   $    35   $    35   $   164   $    13   $     5
                             -------   -------   -------   -------   -------   -------   -------   -------
TOTAL NET REVENUES           $27,280   $32,027   $38,446   $45,691   $49,595   $56,590   $50,810   $51,855
                             =======   =======   =======   =======   =======   =======   =======   =======

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                     DECEMBER 31,   SEPTEMBER 30,   DECEMBER 31,
                                                         2007            2008           2008
                                                     ------------   -------------   ------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                              $ 84,754        $103,578       $ 78,926
Restricted cash                                           3,389              80            162
Accounts receivable                                      40,014          40,447         37,804
Amount due from related parties                           1,101           5,609          5,537
Notes receivable                                          4,020             101             85
Inventories                                              50,763          43,022         37,763
Deferred tax assets                                          --              --            132
Prepaid expenses and other current assets                10,116          12,804         10,003
                                                       --------        --------       --------
TOTAL CURRENT ASSETS                                   $194,157        $205,641       $170,412
                                                       --------        --------       --------
Deposits for acquisition of plant, machinery and
   equipment, and acquisition of intangible assets     $ 10,177        $ 15,655       $     --
Plant, machinery and equipment, net                      28,275          26,345         24,667
Construction in progress                                     --              --         23,458
Acquired intangible assets, net                           1,646           1,747            921
Goodwill                                                    606             606            606
TOTAL ASSETS                                           $234,861        $249,994       $220,064
                                                       ========        ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of Long term payable                   $  1,358        $  1,185       $  1,211
Accounts payable                                         35,416          40,569          9,214
Amount due to related parties                               201             475            419
Accrued expenses and other current liabilities           14,569           8,874         10,247
Advance from customers                                    7,512           5,941          5,260
Deferred revenue                                          1,541           1,372          1,748
Income tax payable                                          142             171            149
                                                       --------        --------       --------
TOTAL CURRENT LIABILITIES                              $ 60,739        $ 58,587       $ 28,248
Long-term payable                                      $    453        $     --       $     --
                                                       --------        --------       --------
TOTAL LIABILITIES                                      $ 61,192        $ 58,587       $ 28,248
                                                       --------        --------       --------
Minority interests                                     $  1,660        $  1,092       $  1,008
SHAREHOLDERS' EQUITY
Ordinary shares                                        $     13        $     13       $     13
Additional paid-in capital                              110,327         110,513        110,581
Treasury stock                                           (4,628)         (4,628)        (4,628)
Accumulated other comprehensive income                   13,776          24,719         24,320
Statutory reserve                                         6,813           6,813          8,542

Retained earnings                                        45,708          52,885         51,980
                                                       --------        --------       --------
TOTAL SHAREHOLDERS' EQUITY                             $172,009        $190,315       $190,808
                                                       --------        --------       --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $234,861        $249,994       $220,064
                                                       ========        ========       ========